SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                        _________________

                          ANNUAL REPORT
                 PURSUANT TO SECTION 13(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

  For the fiscal year ended December 31, 1998

                                OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934  (NO FEE REUQIRED)

  For the transition period from ___________ to ____________

  Commission file number 1-9801

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 COLLINS INDUSTRIES, INC.
            TAX DEFERRED SAVINGS PLAN AND TRUST

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    COLLINS INDUSTRIES, INC.
                       15 Compound Drive
                 Hutchinson, Kansas  67502-4349

                    COLLINS INDUSTRIES, INC.

              TAX DEFERRED SAVINGS PLAN AND TRUST

              FINANCIAL STATEMENTS AND SCHEDULES

                   DECEMBER 31, 1998 AND 1997

                   COLLINS INDUSTRIES, INC.
             TAX DEFERRED SAVINGS PLAN AND TRUST
                 DECEMBER 31, 1998 AND 1997


TABLE OF CONTENTS


                                                                  Page

Report of Independent Accountants                                   1

Financial Statements
     Statements of Net Assets Available for Plan Benefits
       As  of  December 31, 1998, and  1997                         2
     Statements of Changes in Net Assets Available for Plan
       Benefits  for the Years Ended December 31, 1998,  and
       1997                                                         3

Notes to Financial Statements                                       4-8

Supplemental Information
      Item  27a  -  Schedule of Assets Held  for  Investment
        Purposes as of December 31, 1998                           10
     Item 27d - Schedule of Reportable Transactions for
      the Year Ended December 31, 1998                             11

              Report of Independent Accountants



To the Participants and Administrator of Collins Industries, Inc.
  Tax Deferred Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Collins Industries, Inc. Tax Deferred Savings Plan and Trust (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Collins Industries, Inc. Tax Deferred Savings Plan and Trust as of December 31, 1997, were audited by other auditors whose report dated June 15, 1998, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion
on   the  basic  financial  statements  as  a  whole.    The
supplemental  schedules  of  Collins  Industries,  Inc.  Tax
Deferred Savings Plan and Trust are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/Meara, King & Co.
                                           Meara, King & Co.


June 28, 1999
Kansas City, MO

                      Financial Statements
                    COLLINS INDUSTRIES, INC.
               TAX DEFERRED SAVINGS PLAN AND TRUST
      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   DECEMBER 31, 1998 AND 1997

                                                1998               1997
ASSETS:

Investments:
  Stock Fund
    Collins Industries, Inc. common stock      $1,789,586        $2,883,359
    PNC Institutional Management
     Corporation - FedFund                         42,332           137,313
  Federal Fund
    PNC Institutional Management
     Corporation - FedFund                        538,409           433,316
  Loan Fund
    Participant loans                              87,499            62,085

Receivables:
  Company contributions                            27,410             1,521
  Participant contributions                        31,856            16,964
    Net assets available for plan benefits     $2,517,092        $3,534,558

The accompanying notes are an integral part of these financial statements.

                    COLLINS INDUSTRIES, INC.
               TAX DEFERRED SAVINGS PLAN AND TRUST
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                                    1998             1997
Additions to net assets:
  Investment income:
    Net appreciation (depreciation) in fair
      value of Collins Industries, Inc.
      common stock                              ($1,225,370)     $  459,032
    Dividend income                                  94,178          41,516
    Interest income                                  36,150          24,032
  Contributions:
    Company                                         101,753          70,457
    Participant                                     364,046         336,688
        Total additions                            (629,243)        931,725

Reductions to net assets:
  Benefits paid during the year                     388,223         545,496
        Total reductions                            388,223         545,496

        Net increase                             (1,017,466)        386,229
Net assets available for plan benefits:
        Beginning of year                         3,534,558       3,148,329
        End of year                              $2,517,092      $3,534,558

The accompanying notes are an integral part of these financial statements.

                  COLLINS INDUSTRIES, INC.
             TAX DEFERRED SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS


NOTE 1:  DESCRIPTION OF THE PLAN

The following brief description of the Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan trustee is The Bank of Kansas.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of company contributions and earnings. Earnings and losses on plan assets are allocated based on the proportion of the participant's account balance to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

Contributions and Withdrawals

Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits. The Company makes matching contributions equal to 50 percent of each eligible participant's tax deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant's total compensation. Additional amounts may be contributed at the discretion of the Company's board of directors.

Participants may receive loans from their account prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship.

Upon  retirement, termination, death or disability,  participants
receive   lump-sum   distributions.    Participants   may   elect
distribution in cash or in company common stock.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Participants vest 100 percent in the remainder of their accounts after five years of service, as defined, in the Plan document.

Forfeitures  reduce  future employer contributions.   Forfeitures
were  $10,976 and $24,400 for the years ended December  31,  1998 and 1997, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.


NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

The  financial  statements have been prepared using  the  accrual
basis   of  accounting  in  accordance  with  generally  accepted
accounting principles.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Two separate funds are maintained for investment purposes:

     Federal Fund - Consisting entirely of a money market fund invested primarily in U.S. treasury bills, notes and other obligations of the U.S. government.

     Stock Fund - Consisting primarily of the registered and unregistered common stock of the Company.

Employees may choose to allocate contributions among the two funds.

During 1998 and 1997, the Company made matching contributions of $112,729 and $94,858, respectively.

Administrative Costs

The  Plan  pays  brokerage  fees.  The  Company  pays  all  other
administrative and professional fees related to  the  Plan.   The
amount paid by the Company for the 1998 plan year was $41,260.

NOTE 3:  INVESTMENTS

At December 31, 1998 and 1997, the Plan held 433,839 shares and 404,682 shares, respectively, of Company common stock, with a cost of $1,338,557 and $1,392,631, respectively. Of these shares 217,399 shares were unregistered at December 31, 1998 and 1997. The unregistered and registered shares were valued by the trustee at the December 31, 1998 and 1997, market price per registered share of $4.13 and $7.125 per share, respectively. Money market funds are stated at cost, which approximates market value.

Investments representing 5 percent or more of the Plan's net assets are separately identified on the statements of net assets available for benefits.

As of June 25, 1999, the Company common stock had a closing market price of $5.625 per share.


NOTE 4:  TAX STATUS

The Plan obtained its latest determination letter dated December 29, 1993, in which the Internal Revenue Service states the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

NOTE 5:  SCHEDULE OF INVESTMENT ACTIVITY

Contributions to the Plan are allocated among two funds for investment purposes, at the participants' election. The balances in these accounts and the activity for 1998 are shown below:


                                    Year Ended December 31, 1998
                            Federal     Stock
                              Fund       Fund        Other        Total
ADDITIONS:
 Investment income:
   Net appreciation in
   fair value of Collins
   Industries, Inc.
   common stock             $     -    $(1,225,370)  $          $(1,225,370)
 Dividend income                  -         94,178        -          94,178
 Interest income              28,692            -       7,458        36,150
                              28,692    (1,131,192)     7,458    (1,095,042)
Contributions:
 Company                          -         75,863     25,890       101,753
 Participant                 129,311       219,843     14,892       364,046
     Total additions         158,003      (835,486)    48,240      (629,243)

TRANSFERS                     (5,131)      (12,824)    17,955            -

DEDUCTIONS:
 Benefits paid                47,779       340,444         -        388,223
     Total deductions         47,779       340,444         -        388,223
     Net increase (decrease) 105,093    (1,188,754)    66,195    (1,017,466)

NET ASSETS AVAILABLE
  FOR BENEFITS:
 Beginning of year           433,316     3,020,672     80,570     3,534,558
 End of year                $538,409    $1,831,918   $146,765    $2,517,092

                                       Year Ended December 31, 1997
                             Federal       Stock
                               Fund         Fund         Other      Total
ADDITIONS:
 Investment income:
   Net appreciation in
   fair value of Collins
   Industries, Inc.
   common stock              $     -       $  459,032    $    -    $  459,032
 Dividend income                   -           41,516         -        41,516
 Interest income               19,853             -        4,179       24,032
                               19,853         500,548      4,179      524,580

Contributions:
 Company                           -           70,457         -        70,457
 Participant                  115,311         200,958     20,419      336,688
     Total additions          135,164         771,963     24,598      931,725

TRANSFERS:                     (1,371)        (19,120)    20,491           -

DEDUCTIONS:
 Benefits paid                 64,749         474,789      5,958      545,496
     Total deductions          64,749         474,789      5,958      545,496
     Net increase (decrease)   69,044         278,054     39,131      386,229

NET ASSETS AVAILABLE
  FOR BENEFITS:
 Beginning of year            364,272       2,742,618     41,439    3,148,329
 End of year                  433,316       3,020,672     80,570    3,534,558

                          Supplemental Information

                    COLLINS INDUSTRIES, INC.
              TAX DEFERRED SAVINGS PLAN AND TRUST
   ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                     Description of
                     investment
                     including maturity
 Identity of issuer, date, rate of
 borrower, lessor    interest, collateral,                        Current
 or similar party    par or maturity value   Shares      Cost      Value

 * Collins           Collins Industries,
   Industries, Inc   Inc. common stock      ** 433,839 $1,338,557 $1,789,586

   PNC Institutional PNC Institution
   Management        Management
   Corporation       Corporation-FedFund       580,741    580,741    580,741

 * Participant       Participant loans at
   loans             rates ranging from
                     9.75% to 10.5%                 -      87,499     87,499

  Total                                                $2,006,797 $2,457,826


 *   Represents investments with a party-in-interest.
 **  Includes 217,399 unregistered shares.

                    COLLINS INDUSTRIES, INC.
               TAX DEFERRED SAVINGS PLAN AND TRUST
         ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1998

                                                   Current
                                                   value of
Identity       Number                              asset on
of party        of    Purchase  Sales   Cost of    trans.on     Net gain
involved       trans.  Price     Price    Asset    date         (loss)

Collins
Industries,
Inc.
common stock    43    $383,108           $383,108   $383,108       $0

Collins
Industries,
Inc.
common stock     6             $253,973             $253,973

                          SIGNATURE

  Pursuant to the requirement of the Securities Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  June 28, 1999                    /s/ Larry W. Sayre
                                            Larry W. Sayre
                                            Vice President-Finance &
                                            Chief Financial Officer
                                            (Principal Accounting Officer)

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the incorporation of our report included in the Form 11-K of Collins Industries, Inc. Tax Deferred Savings Plan and Trust into the Company's previously filed Registration Statements filed on Form S-8 (Nos. 333-24647 and 333-24651).

  June 28, 1999
  Kansas City, MO